August 22, 2024

Bruce Lucas
Chief Executive Officer
Slide Insurance Holdings, Inc.
4221 W. Boy Scout Blvd.
Tampa, FL 33607

        Re: Slide Insurance Holdings, Inc.
            Draft Registration Statement on Form S-1
            Submitted August 5, 2024
            CIK No. 0001886428
Dear Bruce Lucas:

     We have reviewed your amended draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
July 16, 2024 letter.

Draft Registration Statement on Form S-1
Prospectus Summary, page 1

1. We note your response to prior comment 3 and revised disclosure following the statement that you believe you have a significant technological advantage. It is unclear if you believe other companies' technologies do not allow them to estimate future costs and compare back to base rates to "better understand profitability in real time on an individual risk basis and to assess large and/or bulk transactions." It is also unclear if you believe other companies' technologies do not permit them to only select policies that they "believe to be profitable" based on metrics such as "future reinsurance and AOP costs." Please provide a basis for the statement that you have "a significant technological advantage."
 August 22, 2024
Page 2

Our Organizational Structure, page 9

2. We note your response to prior comments 6, 9 and 11. We also note from your disclosure concerning Slide Specialty Insurance Inc. that you do not believe you will receive regulatory approval to be licensed in the State of South Carolina prior to the effectiveness of the registration statement. However, your organization chart, reflecting your structure immediately following the IPO, includes Slide Specialty Insurance.
       Additionally, it appears from the revised definitional disclosure on page 15 that Slide
       Specialty is no longer part of a "Carrier"; however, you continue to state in the last paragraph on page 21 and imply elsewhere that your "Carrier is legally permitted to write insurance" in South Carolina. Please revise to clarify the regulatory nature of insurance underwriting prior to regulatory approval. Please also clarify, if necessary, the extent to which "admitted" carrier status plays a part in the transition to underwriting insurance prior to regulatory approval.
Risk Factors, page 15

3. We note your response to comment 5. Please revise to include a new risk factor or expand the third risk factor on page 31 to further clarify the risks associated with being concentrated in two "coastal specialty zone" states. We note the statement in your response to comment 5 that other insurers choose to minimize exposure to the unique risks and environmental challenges of those areas. We also note that the first full risk factor on page 50 mentions hurricanes and other east coast-related risks but appears generally applicable to homeowner insurance businesses and a wide range of risks from, for example, tsunamis, earthquakes, terrorism or war. Your revised risk factor should address the specific risks, if material, in South Carolina and Florida of regulatory and legislative bodies "restrict[ing] certain policy non-renewals or cancellations and require[ing] advance notice of certain policy non-renewals ... or limit[ing] or delay[ing] rate changes for a specified period during or after a catastrophe event," as referenced on page 104.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
72

4. We note your response to prior comment 19 and reissue. Please revise your Management's
       Discussion and Analysis of Financial Condition and Results of Operations to discuss your financial condition. Specifically, please discuss and analyze material line items, and material changes period-over-period in those line items, on your consolidated balance sheets, as well as the underlying reasons for those material changes in quantitative and qualitative terms. Please refer to Item 303 of Regulation S-K.
Expenses, page 81

5. We note your response to prior comment 22 and reissue. For instance we note General and administrative expenses increased year-over-year from $39 million in 2022 to $88 million in 2023 (a 125% increase). Please revise to quantify the primary amounts driving the period over period changes within the General and administrative expenses line item. Refer to Item 303 of Regulation S-K.
 August 22, 2024
Page 3
Business
Underwriting, page 94

6. We note your disclosure on page 94 that each member of your Underwriting Advisory
       Counsel has employment agreements. To the extent you have compensation or other agreements with directors or officers on the underwriting team, please confirm you have filed such agreements under Item 601(b)(10) of Regulation S-K. Government Regulation, page 102

7. We note your response to prior comment 29 and revised disclosure on page 104 with additional discussion of regulation in Florida. Please revise your Government Regulation disclosure beginning on page 102, or where appropriate, to further describe the economic and regulatory environment as they relate to South Carolina.
Notes to Consolidated Financial Statements
1. Nature of Business and Significant Accounting Policies, page F-9

8. We note your response to prior comment 33. We also note your revised disclosure on page 80 which clarifies that policies from Citizens were assumed, whereas policies from
       St. Johns Insurance Company and UPC were acquired. Please also revise your disclosure to summarize your initial recognition and measurement of acquired policies. Please tell us the authoritative guidance upon which you relied.

       Please contact Katharine Garrett at 202-551-2332 or Lory Empie at 202-551-3714 if you
have questions regarding comments on the financial statements and related matters. Please contact Aisha Adegbuyi at 202-551-8754 or James Lopez at 202-551-3536 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   Richard D. Truesdell, Jr., Esq.